The GoodHaven Funds Trust
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

March 24, 2016

FILED VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, DC 20549

Re:           The GoodHaven Funds Trust (the “Trust”)
File Nos.: 333-208929, 811-23127

Dear Ms. Larkin:

This correspondence is being filed in response to your oral comment received March 16, 2016 regarding the registration statement on Form N-1A filed by the Trust on Friday, March 11, 2016. Accompanying this correspondence is the Trust’s pre-effective amendment number 2, filed with the SEC (PEA #2). The PEA #2 reflects revisions made in response to your comment as well as other necessary changes.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s response to your comment is as follows:

U. S. Securities and Exchange Commission
March 24, 2016
Page
2

Exhibits

1.
The consent of independent registered public accounting firm will need to be revised to (a) refer to the Predecessor Fund, a series of Professionally Managed Portfolios and (b) the consent should be dated within five days of the subsequent filing.

Response:  The Trust responds by including a revised consent of independent registered public accounting firm with Pre-Effective Amendment No. 2.

If you have any questions or wish to discuss this further, please do not hesitate to contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.
For U.S. Bancorp Fund Services, LLC